

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

David A. Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080

>**Re: GeoVax Labs, Inc.**
>**Registration Statement on Form S-1**
>**Filed August 6, 2024**
>**File No. 333-281310**

Dear David A. Dodd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: F. Reid Avett, Esq.